SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

GENESYS S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

Genesys Conferencing Announces New OTC Listing

Vienna, Virginia and Montpellier, France – May 31, 2007 – Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), today announced that, consistent with its previously disclosed intention to voluntarily delist from the Nasdaq Global Market and with its Form 25 filed with the Securities and Exchange Commission (“SEC”) on May 21, 2007, the company’s American Depositary Shares (ADSs) will begin trading in the U.S. Over-the-Counter (OTC) market on June 1, 2007. The last day of trading for Genesys Conferencing’s ADSs on the Nasdaq Global Market will be May 31, 2007.

Following its delisting from the Nasdaq Global Market, Genesys Conferencing’s ADSs will retain the same rights and privileges under the Depositary Agreement that governs the ADSs.

For more information, investors may go to the dedicated page of the Genesys Conferencing Investor Relations section of its web site (www.genesys.com) or contact Genesys Conferencing’s transfer agent The Bank of New York at 1-888-BNY-ADRS (1-888-269-2377).

As previously reported, the company’s delisting and intended deregistration will have no impact on Genesys Conferencing’s primary listing of its ordinary shares on Eurolist by Euronext, Compartment C. However, following its planned deregistration under new rules adopted by the SEC, Genesys Conferencing will no longer be required to report its financial statements under U.S. Generally Accepted Accounting Principles (GAAP).

The company will continue to publish English language annual and interim reports, financial statements under International Financial Reporting Standards (IFRS), press releases and shareholder information, which will be available on its web site (www.genesys.com) in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934.

Genesys Conferencing will publish the new OTC ticker symbol of its ADSs on June 1, 2007.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organizations worldwide, including more than half of the Fortune Global 500. The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia collaboration solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G. Lazarus

Executive Vice President, Chief Financial Officer

Phone: +1 212-916-8890

Andrew.lazarus@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2007

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer